Exhibit 99.1

Golden Star Announces Repayment in Full of Ecobank Loan

TORONTO, Aug. 17, 2016 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to announce that it has repaid in full its loan with Ecobank Ghana Limited ("Ecobank").

The loan was a $25 million medium term facility ("Ecobank II") and since the facility became available to the Company in September 2014, the Company had previously repaid $3 million.  The proceeds were used for the advancement of the Wassa Gold Mine ("Wassa"), including progressing a feasibility study for the Wassa Underground Gold Mine ("Wassa Underground").  The first stope was blasted at Wassa Underground on July 10, 2016, representing the start of pre-commercial production at the mine.

The remaining $22 million of the loan, as well as all accrued interest thereon, has now been repaid in full using the proceeds from the financing transaction that closed on August 3, 2016.  The repayment of Ecobank II is expected to result in a saving of approximately $600,000 in interest charges during the remainder of 2016.  It also is expected to have a significant positive impact on Golden Star's cash flows, as the Company was due to use its operating cash flows to pay $8.4 million to Ecobank by the end of 2017: $2.8 million in the second half of 2016 and $5.6 million in 2017.

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"The repayment of the Ecobank loan is an important step in strengthening our balance sheet.  By repaying the remainder of the loan now, we have reduced our interest charges in 2016 and strengthened materially our cash flow over the next 18 months.  The funds allowed us to progress our Wassa Underground mine, and this asset forms an important part of our strategy to become a high grade, low cost, non-refractory gold producer.  I look forward to updating the market on Golden Star's transformation further over the coming months."

Further Information on Settlement of Loan

The repayment of Ecobank II follows the previously announced offerings of equity and senior convertible notes by the Company, which closed on August 3, 2016.  The net cash proceeds of the equity offering were approximately $32.4 million and the net cash proceeds of the private placement of convertible senior notes were approximately $21.2 million.  The remainder of the funds from the offerings were used to repurchase additional 5.0% convertible senior unsecured debentures due June 1, 2017 in privately negotiated transactions and for other corporate purposes. After the above mentioned transactions, the remaining balance of the 5.0% convertible senior unsecured debentures is $13.6 million.

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in western Ghana, Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground commenced pre-commercial production in mid-2016 and the Prestea Underground is expected to commence production in mid-2017. Both projects are fully funded and on track to begin production as expected. Production in 2016 is expected to be between 180,000–205,000 ounces of gold with costs of US$815-US$925 per ounce.

Cautionary note regarding forward-looking information

This press release contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward-looking information and statements in this press release include, but are not limited to, information or statements with respect to: the savings in interest and impact on cash flows resulting from the Ecobank II repayment; and the Company's ability to transform, into a high grade, low cost producer. Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: For further information, please visit www.gsr.com or contact: Katharine Sutton, Director, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 17-AUG-16